February 8, 2019

Raj Mehra, Ph.D.
President and Chief Executive Officer
SEELOS THERAPEUTICS, INC.
300 Park Avenue, 12th Floor
New York, NY 10022

       Re: SEELOS THERAPEUTICS, INC.
           Registration Statement on Form S-3
           Filed on February 1, 2019
           File no. 333-229491

Dear Mr. Mehra:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jeff Hartlin